UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number 0-07977

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants
Nordson Hourly-Rated Employees’ Savings Trust Plan
Westlake, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) as of December 31, 2024 and 2023 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan's auditor since 2006.

Cleveland, Ohio
June 30, 2025

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees' Savings Trust Plan

	December 31
	2024	2023
ASSETS
Investments, at fair value:	$15,716,322	$18,699,522

Receivables:
Employee contributions	—	12,825
Employer contributions	95,771	132,512
Notes receivable from participants	279,239	417,386
Dividends	—	25,122
Total Receivables	375,010	587,845
TOTAL ASSETS	16,091,332	19,287,367

LIABILITIES
Payable to Nordson Hourly Pension	$9,314	$—

NET ASSETS AVAILABLE FOR BENEFITS	$16,082,018	$19,287,367

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees' Savings Trust Plan

	Year Ended December 31
	2024	2023
Additions to Net Assets Attributed to:
Contributions:
Employer	$273,170	$310,981
Employee	579,651	579,030
Rollover	—	22,420
Total Contributions	852,821	912,431

Interest income - notes receivable from participants	29,244	22,427

Investment Income (Loss):
Interest and dividend income	333,379	174,068
Net unrealized/realized appreciation (depreciation)	(1,256,072)	2,169,432
Net Investment Income (Loss)	(922,693)	2,343,500

Deductions from Net Assets Attributed to:
Benefits paid to participants	3,136,184	7,138,467
Expenses	12,348	7,297
Total Deductions	3,148,532	7,145,764

Net Decrease Before Transfers	(3,189,160)	(3,867,406)

Transfer to Another Plan:
Nordson Employees’ Savings Trust Plan	(16,189)	(154,157)
Total Transfers	(16,189)	(154,157)

Net Decrease	(3,205,349)	(4,021,563)

Net Assets Available for Benefits:
Beginning of the Year	19,287,367	23,308,930
End of the Year	$16,082,018	$19,287,367

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan
The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (“Company”) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan was restated effective January 1, 2016 to incorporate all prior amendments and state the terms of the related trust in a separate agreement.
Effective December 21, 2020, the assets of the Nordson Corporation Union Employees Stock Ownership Plan (UESOP) were merged into the Plan and became a fund within the Plan. Participants can diversify the assets within the UESOP fund into any other funds within the Plan at any time. Only employees who were participants in the UESOP on November 30, 2017 and whose participation has not otherwise terminated continue to be eligible for the UESOP fund.
As of June 10, 2024, the Plan transitioned to a new recordkeeper and Trustee (Fidelity). The investment options available in the 401(k) Plan did not change as part of the transition. Participant investments as of market close on June 7, 2024, transferred to the same investments at Fidelity (called a reregistration, or in-kind transfer) and remained invested in the market during the transition.
Eligibility:
Certain hourly-rated, full-time, domestic employees of the Company, who are covered by a collective bargaining agreement, are eligible to participate in the Plan beginning with the first payroll period 90 days after completion of one hour of service.
Contributions:
Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. New employees are auto-enrolled into the Plan with pre-tax contributions of 6% of their compensation.
Participant pre-tax contributions are automatically increased by 1% each year until a contribution rate of 10% is reached. The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.
Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.
Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.
Employer Contributions - The Company makes matching contributions equal to 50% of each participant’s contributions, which are attributable to the first 6% of compensation, subject to Plan restrictions. The Company makes an annual contribution in an amount equal to 2% of annual pensionable earnings into the account of each participant hired on or after November 1, 2004, provided that the employee is employed as of December 31.
The Company may also make additional discretionary contributions, if authorized by its Board of Directors; however, no such discretionary contributions were made for the years presented. Each year, the Company may choose to make a discretionary contribution to the UESOP portion of the Plan. For 2024 and 2023, there were no UESOP contributions.

NOTES TO FINANCIAL STATEMENTS

1    Description of Plan, Continued
Contributions, continued:
Contributions from Plan participants and from the Employer are recorded in the year in which the employee contributions are withheld from compensation or paid by the Employer.
Rollover contributions from other plans are also accepted, provided certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:
a)As of the date with respect to which the contribution was earned.
b)Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund using a synthetic net asset value approach.
c)Annually for a pro rata share of forfeitures attributable to matching employer contributions, determined by the ratio that each active participant’s separate account balance on the allocation date bears to the aggregate separate account balances for all persons eligible to receive an allocation of forfeitures for the Plan year.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.
Forfeitures:
Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $1,323 (2024) and $723 (2023). Forfeitures available to be allocated were $14,337 (2024) and $1,323 (2023).
Notes Receivable from Participants:
Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.
The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits:
Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from their separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.
Benefit payments to participants are recorded upon distribution.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Investment Options:
Participants can direct their contributions in 1% increments in any of the investment funds offered by the Plan.
Company match contributions made on behalf of participants are invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist.
Effective April 1, 2021, future investment contributions and investment transfers into Nordson Stock are capped at 50% of the total investments in the participant's account.
2    Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value. Common/collective funds are valued using the net asset value provided by the administrator of the fund, less liabilities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.
Notes Receivable from Participants:
Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. Delinquent participant loans are deemed distributions based on the terms of the Plan document.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. In 2024, the Company exercised a partial plan termination as a result of the closure of the Amherst production facility. Participants impacted became fully vested at this time. Effective April 1, 2025, there are no active Participants remaining in the Plan.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such

NOTES TO FINANCIAL STATEMENTS

2    Summary of Significant Accounting Policies, Continued
Risks and Uncertainties, continued:
changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3    Tax Status
On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2024, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.
4    Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2024 or 2023.
Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.

Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.
Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.
Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.
Investment Contracts: These are investments in group annuity contracts with Mass Mutual, which guarantee a fixed interest rate each year. The assets are valued at the fair value, as reported by Mass Mutual. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$257,317	$—	$—	$257,317
Mutual Funds	3,812,736	—	—	3,812,736
Investment Contracts	—	—	2,078,080	2,078,080
Nordson Corporation Common Stock	7,345,214	—	—	7,345,214
Total Investments in the Fair Value Hierarchy	$11,415,267	$—	$2,078,080	13,493,347
Investments measured at Net Asset Value:
Common/Collective Funds				2,222,975
Total Investments at Fair Value				$15,716,322
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2023:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$285,743	$—	$—	$285,743
Mutual Funds	3,263,227	—	—	3,263,227
Investment Contracts	—	—	2,494,628	2,494,628
Nordson Corporation Common Stock	9,759,391	—	—	9,759,391
Total Investments in the Fair Value Hierarchy	$13,308,361	$—	$2,494,628	15,802,989

Investments measured at Net Asset Value:
Common/Collective Funds				2,896,533
Total Investments at Fair Value				$18,699,522

NOTES TO FINANCIAL STATEMENTS

4    Fair Value Measurements, Continued

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2024 and 2023:

Investment Contracts	2024	2023
Balance - Beginning of the Year	$2,494,628	$3,845,413
Investment income	63,861	91,780
Purchases	72,717	12,883
Sales	(553,126)	(1,455,448)
Balance - End of the Year	$2,078,080	$2,494,628
The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment	$2,078,080	Amounts	Guaranteed	3.0%	N/A
contracts	(2024);	invested, less	interest rate	for 2024
	$2,494,628	withdrawals,		and 2023
	(2023)	plus interest at
guaranteed rate
5    Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services ("John Hancock") and Fidelity Investments ("Fidelity") provided certain administrative services to the Plan pursuant to service agreements between the Company and John Hancock and Fidelity. The agreement with John Hancock included all of calendar year 2023 through the transition to Fidelity in June 2024. The agreement with Fidelity included the time period beginning in June through the end of calendar year 2024. John Hancock and Fidelity received revenues from certain mutual fund companies or other investment providers pursuant to service agreements that they maintain in connection with services provided to the Plan. The revenues were used to offset certain amounts owed to John Hancock and Fidelity for their administrative services to the Plan. If the revenues received by John Hancock and Fidelity exceed the required amounts under the Plan’s service agreement, the excess is remitted to the Plan as a service fee credit, which is used to pay administrative expenses of the Plan. To the extent that the service fee credits exceed the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year. In addition, the Plan has arrangements with various service providers, and these arrangements qualify as party-in-interest transactions.
6    Subsequent Events
Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements. No subsequent events were noted other than the partial plan termination described in Note 2.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015

December 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Fidelity Investments Money Market Government Portfolio	13,865	Shares, Money Market Fund	$13,865
	Allspring Government Money Market Fund (Class Inst)	243,451	Shares, Money Market Fund	243,451

	Loomis Sayles Core Plus Fixed Income Class F	2,872	Shares, Collective Fund	48,299
	MainStay Winslow Large Cap Growth (Class I)	47,780	Shares, Mutual Fund	565,720
	Mass Mutual #30237401	3.00%	Group Annuity Contract #30237401	2,078,080

	MFS International Equity Fund (Class 3A)	5,129	Shares, Collective Fund	94,835
	MFS International New Discovery Fund (Class R4)	6,877	Shares, Mutual Fund	196,146
*	Nordson Corporation Common Stock	35,104	Shares, Common Stock	7,345,214
	Northern Trust Collective Aggregate Bond Index Fund Non-Lending (Tier III)	8	Shares, Collective Fund	950
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending	18	Shares, Collective Fund	3,822
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier III)	701	Shares, Collective Fund	259,597
	Northern Trust S&P 500 Index Fund Non-Lending	1,875	Shares, Collective Fund	1,099,890
	State Street Target Retirement Income Non-Lending Series Fund (Class M)	853	Shares, Collective Fund	13,403
	State Street Target Retirement 2020 Non-Lending Series Fund (Class M)	8,537	Shares, Collective Fund	149,131
	State Street Target Retirement 2025 Non-Lending Series Fund (Class M)	7,000	Shares, Collective Fund	134,917
	State Street Target Retirement 2030 Non-Lending Series Fund (Class M)	575	Shares, Collective Fund	11,787
	State Street Target Retirement 2035 Non-Lending Series Fund (Class M)	3,993	Shares, Collective Fund	84,828
	State Street Target Retirement 2040 Non-Lending Series Fund (Class M)	1,440	Shares, Collective Fund	31,581
	State Street Target Retirement 2045 Non-Lending Series Fund (Class M)	1,195	Shares, Collective Fund	26,997
	State Street Target Retirement 2050 Non-Lending Series Fund (Class M)	1,142	Shares, Collective Fund	26,208
	State Street Target Retirement 2055 Non-Lending Series Fund (Class M)	2,611	Shares, Collective Fund	60,053
	State Street Target Retirement 2060 Non-Lending Series Fund (Class M)	1,651	Shares, Collective Fund	35,656
	State Street Target Retirement 2065 Non-Lending Series Fund (Class M)	1,403	Shares, Collective Fund	21,034
	T. Rowe Price Institutional Large Cap Value Fund	4,492	Shares, Mutual Fund	103,814
	Vanguard Balanced Index Fund (Inst)	60,777	Shares, Mutual Fund	2,947,056
	Wellington SMID Cap Research Equity Portfolio (Series 1)	5,486	Shares, Collective Fund	119,988
				15,716,322
*	Participant loans	Participant loans (interest ranging from 4.25% to 9.5%)		279,239
				$15,995,561
*    Party-in-interest to the Plan.

Exhibits

The following exhibit is filed herewith:
Exhibit No.
23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date:	June 30, 2025
		By	/s/ Stephen Shamrock
Stephen Shamrock
Chief Accounting Officer
Nordson Corporation